                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM T-3


              APPLICATION FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939


                           Banco Rio de la Plata S.A.
                               Bartolome Mitre 480
                         (1036) Buenos Aires, Argentina


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                  TITLE OF CLASS                                   AMOUNT

Step-Up Notes due December 15, 2009                         Up to US$237,500,000
and Floating Rate Mandatorily Exchangeable
Notes due August 3, 2012

Approximate date of proposed public offering: December 23, 2002, unless extended

Name and address of agent for service:      CT Corporation System
                                            111 Eighth Avenue
                                            New York, New York 10011


                                     GENERAL

         1. General information. Furnish the following as to the applicant:

                  (a)      Form of organization

                           Sociedad anonima

                  (b) State or other sovereign power under the laws of which organized:

                            The Republic of Argentina

         2.       Securities Act exemption applicable.

         On November 25, 2002, the Applicant issued an offering memorandum relating to an offer to exchange (the "U.S. Exchange Offer") its 8.75% Class IV Negotiable Obligations due December 15, 2003 (the "Existing Notes") for Step-Up Notes due December 15, 2009 (the "Series A Notes") or Floating Rate Mandatorily Exchangeable Notes due August 3, 2012 (the "Series B Notes" and, together with the Series A Notes, the "New Notes"). The Series A Notes will accrue interest at 3% per annum until December 15, 2005, and thereafter will increase 1% per annum up to a maximum interest rate of 6% per annum, payable semiannually in arrears on June 15 and December 15 of each year. The Series A Notes also be issued with a Contingent Interest Coupon Certificate that will entitle holders of the Series A Notes to receive specific additional compensation based on the Applicant's earnings. The Series B Notes will accrue interest from August 5, 2002 on a floating rate basis determined by applying to the minimum denomination the interest rate applicable to U.S. dollar deposits for a six month term in the London Interbank Market at 11:00 a.m. London time on the second business day next preceding commencement of each semiannual interest period and adjusted to a calendar year of 365 or 366 days, with the adjusted rate for the first interest period ending February 3, 2003 being 1.86% per annum. Holders of Series B Notes will be subject to a mandatory redemption and exchange of the entire amount of Series B Notes for specified Argentine Government securities on a dollar-for-dollar basis. The U.S. Exchange Offer is being made exclusively to the holders of Existing Notes. No commission or other remuneration has been paid or given directly or indirectly for soliciting the U.S. Exchange Offer from holders in the United States.

         Each series of New Notes will be sold to U.S. persons in the United States in reliance on Section 3(a)(9) under the Securities Act of 1933. Concurrently with the U.S. Exchange Offer, the Applicant is making an offer to holders of Existing Notes outside the United States to purchase their Existing Notes on substantially identical terms in a transaction outside the United States in reliance on Regulation S under the Securities Act of 1933 (the "Non-U.S. Concurrent Offer").

         Except as part of the Non-U.S. Concurrent Offer described above, the Applicant has not sold, and does not intend to sell, any securities of the same class as the New Notes, or by or through an underwriter at or about the same time as the U.S. Exchange Offer, and no consideration (including in the form of services rendered) has been given, directly or indirectly, to any person in connection with the U.S. Exchange Offer.

                                  AFFILIATIONS

         3.       Affiliates.

Name                                             Percentage of voting securities
Banco Santander S.A.                                  98.86%
Santander Riobank (Grand Cayman)                     100.00%
Santander Sociedad de Bolsa S.A.                     100.00%
Santander Investment Gerente de F.C.I. S.A.          100.00%
Gire S.A.                                             58.33%

                             MANAGEMENT AND CONTROL

         4.       Directors and executive officers.

         Directors

         The following table sets forth the composition of the Applicant's Board of Directors at October 31, 2002:

Name                                Position
----                                --------

Jose Luis Enrique Cristofani        Director and Chief Executive Officer
Claudio Alberto Cesario             Director
Angel Oscar Agallano                Director
Marcelo Alejandro Castro            Director
Gabriel Omar Alonso                 Director
Julio Jose Gomez                    Director
Luis Miguel Garcia Morales          Alternate Director
Fernando Omar de Illana             Alternate Director
Jaime Chocano Aguirre               Alternate Director
Carlos Osvaldo Schmidt              Alternate Director
Mario Eduardo Vazquez               Alternate Director
Jose Ramon Rodrigo Zarza            Alternate Director

         Officers

         The following table sets forth the executive officers of the Applicant and their respective current positions at October 31, 2002:

Name                                Position
----                                --------

Jose Luis Enrique Cristofani        Chief Executive Officer
Luis Miguel Garcia Morales          Consumer Banking Manager
Oscar Luis Correa                   Corporate Communications Manager
Claudio Alberto Cesario             Corporate Banking Manager
Marcelo Alejandro Castro            Treasury Manager
Guillermo Cristiani                 General Counsel
Jose Alberto Garcia Matanza         Risk Manager
Lucia Esther Haedo                  Human Resources Manager
Norberto Rodriguez                  Administration and Corporate Control
Jesus Lopez Garcia                  Internal Audit Manager
Luis Alberto Aragon                 Strategic Planning and e-Business Manager
Pablo Enrique Vispo                 System Manager

         The Applicant's By-Laws provide for a Supervisory Committee consisting of three members ("Syndics") and three alternate members ("Alternate Syndics"), who are elected by a majority vote of the holders of Common Stock. The primary responsibilities of the Supervisory Committee are to monitor the management's compliance with Argentine Companies Law, the By-Laws, its regulations, if any, and the shareholders' resolutions, among other functions.

         The following table shows the composition of the Applicant's Supervisory Committee at October 31, 2002:


Name                                Position
----                                --------

Alberto Bande                       Syndic
Claudio Gustavo Giaimo              Syndic
Carlos Oscar Rey                    Syndic
Alberto Adolfo Allemand             Alternate
Omar Raul Rolotti                   Alternate
Ruben Roberto Ruival                Alternate


         The mailing addresses for each Director, Executive Officer and member of the Supervisory Committee is:

         Bartolome Mitre 480
         (1036) Buenos Aires, Argentina


         5.       Principal owners of voting securities.

         The Applicant's issued share capital is divided into Class A Shares, each of which is entitled to five votes per share, and Class B Shares, each of which is entitled to one vote per share. The principal and controlling shareholder of the Applicant is Administracion de Bancos Latinoamericanos Santander S.L. (ABLASA), a wholly owned subsidiary of Banco Santander Central Hispano S.A (SCH). The following table sets forth certain information concerning the beneficial ownership of the capital stock of the Applicant by each person known to the Applicant to own more than 5% of the outstanding capital stock of the Applicant as of November 25, 2002:


Shareholder                         Number of          Number of       Percentage      Percentage
-----------                          Class A            Class B           of               of
                                   Shares Owned      Shares Owned       Capital          Votes
                                   ------------      ------------       -------          -----
Administracion de Bancos

Latinoamericanos Santander          105,180,556       109,474,024        61.91%          69.26%
   S.L. (ABLASA)
Santander Central Hispano                     -        88,830,009        25.62%           9.68%
BRS Investments S.A                  36,730,452         2,539,000        11.33%          20.30%


Santander Central Hispano holds, directly or indirectly through other subsidiaries of the SCH Group, 98.86% of the total capital and 99.24% of the voting stock of the Applicant.

         The mailing addresses for our principal shareholders is:

         Bartolome Mitre 480
         (1036) Buenos Aires, Argentina


                                  UNDERWRITERS

         6. Underwriters. There are no underwriters of the securities proposed to be offered herein.

         (a)      None
         (b)      Not applicable

                               CAPITAL SECURITIES

         7.       Capitalization.  (a)  As of June 30, 2002:


      TITLE OF CLASS             AMOUNT AUTHORIZED          AMOUNT OUTSTANDING
      --------------             -----------------          ------------------

  Class A Ordinary Shares           142,665,414                142,665,414

  Class B Ordinary Shares           204,076,251                204,076,251


         (b) Class A Shares generally entitle the holder thereof to five votes and Class B Shares entitle the holder thereof to one vote at any meeting of the shareholders of the Applicant. In the case of a vote on (i) a fundamental change in the Applicant's corporate purpose, (ii) a change of the Applicant's domicile to be outside of Argentina, (iii) dissolution prior to the expiration of the Applicant's corporate existence, (iv) merger or spin-off in which the Applicant is not the surviving corporation, and (v) a total or partial recapitalization following a mandatory reduction of capital, holders of Class A Shares will be entitled to one vote. Pursuant to Argentine regulations, once the Applicant has been authorized to make a public offering of any or all of its capital stock, it generally will not be allowed to issue multiple voting shares.

                              INDENTURE SECURITIES

         8.       Analysis of indenture provisions.

         See Terms and Conditions of the New Notes attached hereto as Annex A.

         9.       Other obligors.  None.

         Contents of application for qualification. This application for qualification comprises--

         (a)      Pages numbered 1 to 28, consecutively, plus exhibits.

         (b) The statement of eligibility and qualification on Form T-1 of the Bank of New York, as trustee under the indenture to be qualified.*

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

                  (A)      Exhibit T3A - Articles of the Incorporation+

                  (B)      Exhibit T3B - By-laws+

                  (C)      Exhibit T3C - Indenture
                                          Form of Supplement*

                  (D) Exhibit T3D - A copy of the Offering Memorandum dated November 25, 2002, together with the Letter of Transmittal dated November 25, 2002 delivered to the holders of the Existing Notes in connection with the Exchange Offer

                  (E)      Exhibit T3E - Not applicable

                  (F)      Exhibit T3F - Cross-reference sheet

----------

+ The English translation of the by-laws (estatutos) of Banco Rio de la Plata
  S.A., which includes its corporate charter, are incorporated by reference to the Applicant's registration statement on Form F-1 (Registration No. 333-7602) filed with the Securities Exchange Commission on September 15, 1997.

* To be filed by amendment.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Banco Rio de la Plata S.A., a corporation organized and existing under the laws of Argentina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Buenos Aires, Argentina, on the 10th day of December, 2002.


                                                 /s/ Enrique Cristofani
                                               ---------------------------------
                                               Name:  Enrique Cristofani
                                               Title: Gerente General
                                                      (Chief Executive Officer)



                                         Attest /s/ Marcelo Castro
                                               ---------------------------------
                                               Name:  Marcelo Castro
                                               Title: Gerente Principal
                                                      (Treasury Manager)

                                                                         ANNEX A

                 DESCRIPTION OF THE SERIES A AND SERIES B NOTES

General

         Both the Series A Notes and the Series B Notes will be issued under an existing medium-term program established by the Applicant, as authorized by a resolution of an ordinary meeting of stockholders passed on December 3, 1999 and by resolution of the Applicant's Board of Directors passed on January 20, 2000, and registered with the Comision Nacional de Valores ("CNV") in Argentina pursuant to the certificate No. 263 dated March 27, 2000 (the "Program") pursuant to an indenture (the "Program Indenture") dated as of May 19, 2000 as amended by the First Supplemental Indenture, dated January 22, 2001 (collectively the "Program Indenture"), among the Applicant, The Bank of New York, as Trustee (the "Trustee," which term includes any successor as Trustee under the Program Indenture), Co-Registrar (the "Co-Registrar") and Principal Paying Agent (the "Principal Paying Agent"), and Banque Internationale a Luxembourg S.A., as a Paying Agent and a transfer agent (a "Transfer Agent"). We will act as Registrar and Paying Agent in Argentina (the Principal Paying Agent and all other Paying Agents, including any successor or additional paying agents, are collectively referred to herein as the "Paying Agents"). The Trustee has appointed Banco de Galicia y Buenos Aires S.A., presently at Tte. Gral. J.
D. Peron N(0) 415, (1038), Buenos Aires, Argentina, as it agent (the "Trustee's Representative") in Buenos Aires to receive notices on its behalf in Argentina from holders of the notes issued under the Program, including the New Notes (holders of the New Notes being referred to herein as "Holders of the New Notes" or the "New Noteholders"). The Program Indenture and the New Notes will be subject to and governed by the Trust Indenture Act. The following summary is qualified entirely by reference to the Program Indenture, copies of which are available upon request from the Trustee. The terms and conditions described below shall, unless otherwise indicated, apply to both the Series A Notes and the Series B Notes (referred to collectively as the "New Notes").

         The Bank of New York, in its capacity as Trustee, Co-Registrar and Principal Paying Agent, will be responsible for, among other things, (i) maintaining a record of the registration of ownership, exchange and transfer of the New Notes and accepting New Notes for exchange and transfer, (ii) ensuring that payments of the principal, premium and Additional Amounts (as defined below), if any, and interest received from us in respect of the New Notes are duly paid to the registered holders thereof, (iii) transmitting to us any notices or other communications from Holders of the Series A and Series B (the "New Notes") Notes and (iv) transmitting to the Holders of the New Notes notice of the occurrence of any Event of Default (as defined below) as soon as practicable after obtaining knowledge thereof.

Differences with Existing Notes

         The terms and conditions of both the Series A Notes and the Series B Notes will be similar to the Existing Notes, with the principal differences relating to the following:

         o    the rate of interest;

         o    the amortization schedule;

         o    the maturity date;

         o    the Series A Notes will be issued with a CICC;

         o the Series B Notes will be mandatorily redeemable and exchangeable into specified Argentine Government securities;

         o the cross-default provisions as described under "Description of the Series A Notes and the Series B Notes," which will provide that the amount of indebtedness is US$20 million and that the Existing Notes will be excluded from the cross default provisions of the New Notes so that a payment default on the Existing Notes does not result in a cross-default on (or become the basis for cross-acceleration of) the New Notes;

         o the conditions involving mergers, consolidations, sales and leases relating to us and our subsidiaries;

         o certain provisions relating to subordination to rights of our depositors in the Applicant in compliance with Argentine law;

         o addition of certain permitted encumbrance to our negative pledge covenants;

         o the required timing of our delivery of financial statements and deletion of requirement to provide U.S. GAAP reconciliation;

         o the occurrence of events for which we may be subject to pay Additional Amounts on, and for which we may redeem for tax reasons, the Series A Notes and the Series B Notes;

         o no requirement to extend tender offers, exchange offer or similar purchases to holders of New Notes on an equal basis; and

         o    certain provisions relating to defeasance.

Maturity

         The Series A Notes will be issued in an amount up to US$237,500,000 aggregate principal amount and will mature on December 15, 2009.

         The Series B Notes will be issued in an amount up to US$237,500,000 aggregate principal amount and will mature on August 3, 2012, the same date as the maturity of the specified Argentine Government securities into which the Series B Notes shall be mandatorily redeemable and exchangeable as provided below. See "Redemption and Purchase Provisions."

Interest

         Series A Notes

         The Series A Notes will bear interest at 3% per annum until December 15, 2005, and thereafter interest on the Series A Notes will increase 1% per annum up to a maximum interest rate of 6% per annum, payable semiannually in arrears on June 15 and December 15 of each year (each, an "Interest Payment Date"), commencing June 15, 2003, to the person in whose name the Series A Note is registered at the close of business 15 calendar days prior to the relevant interest payment date (whether or not a Business Day (as defined below)) (each a "Regular Record Date"), as the case may be, immediately preceding such interest payment date; provided, however, that if we at any time default in the payment of principal or interest in respect of the Series A Notes, we shall pay interest on the amount in default from the date of such default until the date of payment at a rate equal to 2% per annum in addition to the then applicable interest rate (the "Default Rate"). Interest on the Series A Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months and, in the case of an incomplete month, the number of days actually elapsed. Principal of, interest, any premium and any Additional Amounts (as defined below) on, the New Notes will be payable as provided under "Payments and Paying Agents."

         Series B Notes

         The Series B Notes will bear interest from August 5, 2002 on a floating rate basis which will be determined by applying to the minimum denomination (US$100) the interest rate applicable to U.S. dollar deposits for a six month term in the London Interbank Market ("LIBOR") at 11:00 a.m. London time on the second business day next preceding the commencement of each semiannual interest period and adjusted to a calendar year of 365 or 366 days, as applicable, with the adjusted interest rate for the first interest period ending February 3, 2003 being 1.860% per annum. The interest is calculated as from and including the first day of interest accrual up to and excluding the last day of the relevant interest period. In case an interest payment date shall occur on a day that is not a business day in Buenos Aires, Argentina, New York or London, payment of interest shall be made on the next business day, provided that, in such case, the interest shall be calculated until effective payment of interest is made. The next interest period shall commence on such effective interest payment date. Interest will be calculated on the basis of a year of 365 or 366 days, as applicable, and the number of days actually elapsed. Under the Program Indenture, The Bank of New

York acts as calculation agent for purposes of determining the LIBOR interest due at any time in respect of the Series B Notes.

Form, Denomination and Registration; Book-Entry System

         Each Series of New Notes (including any Global Note (as defined below)) will be issued only in registered form without coupons and in denominations of U.S.$1,000 or an integral multiple of $1,000 above such amount. No service charge will be made for any registration of transfer or exchange of New Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

         Global Note

         Initially, each series of New Notes offered and sold in reliance on
Section 3(a)(9) under the Securities Act pursuant to the Offer will be represented by one or more global notes (each, a "U.S. Global Note").

         Initially, each series of New Notes offered and sold in reliance of Regulation S ("Regulation S") under the Securities Act pursuant to the Non-U.S. Concurrent Offer will be represented by one or more global notes (each, a "Regulation S Global Note"). The beneficial interest in a Regulation S Global Note may be held through Euroclear or Clearstream, or through organizations that are DTC participants and any resale or transfer of such interests to U.S. persons shall not be permitted unless such resale and transfer is made pursuant to Regulation S.

         The U.S. Global Notes and Regulation S Global Notes, collectively the "Global Notes." The Global Notes will be deposited with, or on behalf of, The Depository Trust Company, as Depositary ("DTC" or the "Depositary"), and will be registered in the name of the nominee of the Depositary.

         Upon receipt of Global Notes, The Depositary Trust Company (the "Depositary") will credit, on its book-entry registration and transfer system, the respective principal amounts of the Existing Notes represented by such Global Notes to the accounts of institutions that have accounts with the Depositary or its nominee ("Participants"). Ownership of beneficial interests in Global Notes are limited to Participants or persons that may hold interests through Participants. Ownership of interests in such Global Notes are shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to Participants' interests) and such Participants (with respect to the owners of beneficial interests held through Participants in such Global Notes). The laws of some jurisdictions may require that certain purchasers of New Notes take physical delivery of such New Notes in definitive form. Consequently, any transfer of beneficial interests in Global Notes to such persons may require that such interests in Global Notes be exchanged for Certificated Notes (as defined below).

         Because the Depositary can only act on behalf of institutions that have accountants with the Depositary or its nominee ("Participants"), which in turn act on behalf of owners of beneficial interests held through such Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge or transfer such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may require that such interest in a Global Note be exchanged for Certificated Notes. Interests in a Global Note will be exchangeable for Certificated Notes as described under "-- Certificated Notes." Such limits and laws may impair the ability to transfer or pledge beneficial interests in a Global Note.

         So long as the Depositary, or its nominee, is the registered holder and owner of such Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related New Notes for all purposes of such Notes and for all purposes under the Program Indenture. Except as set forth below, owners of beneficial interests in Global Notes will not be entitled to have the relevant series of the New Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of the relevant series of the New Notes in definitive form and will not be considered to be the owners or holders of any New Notes under the Program Indenture or such Global Notes.

         Accordingly, each person owning a beneficial interest in Global Notes must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of New Notes under the Program Indenture or such Global Notes. We understand that under existing industry practice, in the event we request any action of Holders or an owner of a beneficial interest in Global Notes desires to take any action that the Depositary, as the holder of such Global Notes, is entitled to take, the Depositary would authorize the Participants to take such action, and that the Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

         All payments in respect of New Notes represented by a Global Note are made to the Depositary or its nominee, as the case may be, as the registered owner and holder of such Global Note and we will be fully discharged by payment to DTC from any responsibility or liability in respect of each amount so paid. Upon receipt of any such payment in respect of a Global Note, DTC will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC.

         The Depositary has advised us and the Trustee that its current practice is to immediately credit the accounts of the Participants with payments in respect of Global Notes on the date the same are payable in amounts proportionate to their respective holdings in principal amount of beneficial interests in the applicable Global Notes as shown in the records of the Depositary. DTC's current practice is to credit such accounts with respect to such payments in same-day funds. Payments by Participants to owners of beneficial interests in Global Notes held through such Participants will be governed by standing instructions and customary practices, as is now the case with New Notes held for the accounts of customers registered in "street name," and will be the responsibility of such Participants. None of the Trustee, any Paying Agent or us will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Note for any New Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its Participants or the relationship between such Participants and the owners of beneficial interests in such Global Notes held through such Participants.

         Unless and until it is exchanged in whole or in part for New Notes in definitive form, a Global Note may not be transferred except as a whole by the Depositary to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary, or to a successor of the Depositary or its nominee.

         The Depositary has advised us as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.

         The rules applicable to the Depositary and the Participants are on file with the Commission. The Depositary agrees with and represents to its Participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. Neither the Applicant nor the Trustee will have any responsibility for the performance by the Depositary or its Participants or owners of beneficial interests held through Participants of their respective obligations under the rules and procedures governing their operations.

         Certificated Notes

         Owners of beneficial interests in Global Notes will be entitled under the limited circumstances described below, to receive physical delivery of certificated Notes ("Certificated Notes") in fully registered definitive form. The New Notes are not issuable in bearer form. Interests in a Global Note will be exchangeable or transferable, as the case may be, for Certificated Notes if
(i) the Depositary notifies us that it is unwilling or unable to continue as depositary for such Global Note, or the Depositary ceases to be a "Clearing Agency" registered under the Exchange Act, and a successor depositary is not appointed by us within 90 days, (ii) we, at our option, notify the Trustee in writing that Global Notes shall be exchangeable for Certificated Notes, or (iii) an Event of Default has occurred and is continuing with respect to such New Notes. Upon the occurrence of any of the events described in the preceding sentence, we will cause the appropriate Certificated Notes to be delivered. Certificated Notes will be exchangeable or transferable for interests in other Certificated Notes as described under "-- Transfer and Exchange."

         All Certificated Notes issued upon any exchange or registration of transfer of New Notes shall be valid obligations of us evidencing the same debt and entitled to the same benefits as the Global Note.

Transfer and Exchange

         Transfers by a holder of a beneficial interest in a Global Note to a transferee who takes delivery of such interest through a Global Note will be made only in accordance with the applicable procedures of the Depositary (the "Applicable Procedures").

         A beneficial interest in a Regulation S Global Note may be transferred to a person who takes delivery in the form of an interest in the U.S. Global
Note in accordance with any applicable securities law of any state of United States or any other jurisdiction. Beneficial interests in a U.S. Global Note may be transferred to a person who takes delivery in the form of an interest in a Regulation S Global Note, only upon receipt by the Trustee of a written certification to the effect that such transfer is being made in accordance with Regulation S.

         Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to the beneficial interests in such Global Note for as long as it remains such interest.

         Transfers between Participants will be effected in the ordinary way in accordance with the Applicable Procedures and will be settled in same-day funds.

         Certificated Notes may be exchanged or transferred in whole or in part for other Certificated Notes of any authorized denominations and of a like tenor and aggregate principal amount by surrendering such Certificated Notes at the office of the Registrar or Co-Registrar with a written instrument of transfer as provided in the Program Indenture.

         The costs and expenses of effecting any exchange or registration of transfer pursuant to the foregoing provisions, except for the expense of delivery by other than regular mail (if any) and except for the payment of a sum sufficient to cover any tax or other governmental charges or insurance charges that may be imposed in relation thereto, will be borne by us.

         The Registrar and Co-Registrar will effect transfers of Global Notes and will effect exchanges and transfers of Certificated Notes. In addition, the Registrar and Co-Registrar will keep books (the "Note Register") for the ownership, exchange and transfer of any New Notes in definitive form.

         The Depositary has advised us that it will take any action permitted to be taken by a Holder (including, without limitation, the presentation of New Notes for exchange as described above) only at the direction of one or more Participants to whose account with the Depositary interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the New Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the New Notes, the Depositary will exchange the Global Notes for Certificated Notes which it will distribute to its Participants.

Payments and Paying Agents

         Payments in respect of the principal of the New Notes will be made at the corporate trust office of the Principal Paying Agent in The City of New York and at our principal executive office in Buenos Aires and, subject to any fiscal or other laws and regulations applicable thereto, at the specified offices of any other Paying Agent appointed by us. Payments in respect of principal on New Notes will be made only against surrender of such New Notes, in the same manner as payments of interest as set forth below. Payment in respect of interest on each interest payment date with respect to any New Note will be made to the person in whose name such New Note is registered on the Regular Record Date immediately preceding such interest payment date by U.S. dollar check drawn on a bank in The City of New York or, in the case of a registered holder of at least US$1,000,000 principal amount of New Notes, by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States or in Argentina, provided that the registered Holder so elects by giving written notice to such effect designating such account which is received by the Trustee or a Paying Agent no later than June 1 or December 1, as the case may be, immediately preceding such interest Payment Date. Unless such designation is revoked, any such designation made by such Holder with respect to such New Notes will remain in effect with respect to any future payments with respect to such New Note payable to such Holder. We will pay any administrative cost imposed by banks in connection with making payments by wire transfer.

         If any payment on a New Note is due on a day that is, at any place of payment, a Saturday or Sunday or a day on which banking institutions are authorized or obligated by law or executive order or decree to close, then, at such place of payment, such payment need not be made on such day but may be made on the next succeeding day that is not, at such place of payment, a day on which banking institutions are authorized or obligated by law or executive order or decree to close (a "Business Day"), with the same force and effect as if made on the date for such payment, and no interest will accrue for the period from and after such date.

         Under the terms of the Program Indenture and the New Notes, any money paid by us to any Paying Agent with respect to payments on the New Notes which remains unclaimed at the end of two years after the principal and/or interest shall have become due and payable (whether at maturity, upon election for redemption or otherwise) will be repaid to the Applicant upon written request therefor and, upon such repayment, all liability of such Paying Agent with respect thereto shall cease without, however, limiting in any way any obligations that we may have to pay the principal of, interest, premium, if any, and Additional Amounts, if any, on the New Notes as the same shall become due.

         Under the terms of the Program Indenture and the New Notes, in the event of any foreign exchange restriction or prohibition in Argentina, any and all payments in respect of the New Notes will be made in U.S. dollars through
(i) the sale of any series of Bonos Externos de la Republica Argentina (U.S. dollar-denominated Argentine Government Bonds, or "Bonex") or of any other public or private bond issued in U.S. dollars in Argentina or (ii) any other legal mechanism for the acquisition of U.S. dollars in any exchange market. All costs, including any taxes, relative to such operations to obtain U.S. dollars will be borne by us.

Status

         The New Notes will constitute (subject to "-- Covenants -- Negative Pledge") our direct, unsecured and unconditional obligations and will rank pari passu without any preference among themselves, except for such exceptions as are or may be provided by Argentine law. Our payment obligations under or in respect of the New Notes will, except for such exceptions as are or may be provided by applicable Argentine law and subject to "-- Covenants -- Negative Pledge" at all times rank at least equally in priority of payment with all of our other present and future unsecured and unsubordinated obligations from time to time outstanding.

         Argentine Law No. 24,485, as amended, provides that in the event of our judicial liquidation or bankruptcy, all depositors, regardless of the type, amount or currency of their deposits, whether made by individuals or corporations, will have a general and absolute priority right over all creditors (such as the holders of the New Notes), with the exception of certain labor creditors, those creditors secured with a pledge or mortgage, credits granted under section 17, subsections (b), (c), and (f) of the Central Bank's Charter (rediscounts granted to financial institutions based on temporary illiquidity, overdrafts granted to financial institutions with collateral, collateral assignment, pledge or special allocation of certain assets) and credits granted by the Banking Liquidity Fund secured by a pledge or mortgage, to be paid out of 100% of the proceeds of the liquidation of our assets. In addition, depositors of any type of deposits have a special priority right over all other of our creditors, with the exception of certain labor creditors, to be paid out of (i) any of our funds which may be held by the Central Bank as reserves, (ii) any other of our funds existing as of the date our license is revoked, or (iii) any proceeds which may result from the mandatory transfer of certain of our assets as determined by the Central Bank.

         Such payments are to be made in the following order of priority: (i) deposits up to Ps.5,000 per person or its equivalent in foreign currency, (ii) all deposits with maturities of more than 90 days, and (iii) all other deposits on a pro rata basis. Additionally, pursuant to Section 53 of Argentine Law No. 21,526, as amended, the claims of the Central Bank will have seniority over other creditors, except creditors secured by pledge or mortgage, certain labor creditors and depositors, credits granted under section 17, subsections (b),
(c), and (f) of the Central Bank's Charter (rediscounts granted to financial institutions based on temporary illiquidity, overdrafts granted to financial institutions with collateral, collateral assignment, pledge or special allocation of certain assets), and credits granted by the Banking Liquidity Fund secured by pledge or mortgage.

         The New Notes are not deposits guaranteed under the deposit insurance system established by Argentine Law No. 24,485, as amended. The New Notes have no special or general priority right of payment in case of our bankruptcy, liquidation or winding up, since provisions contained in Section 49(d) and (e) of Argentine Law No. 21,526, as amended, are not applicable. In addition, the New Notes are not entitled to a lien on our assets nor are they secured by any other means or guaranteed by any other financial institution.

Redemption and Purchase Provisions

         Mandatory Redemption and Exchange into Specified Argentine Government Securities

         The Series B Notes will be subject to being mandatorily redeemed by us and exchanged for specified Argentine Government securities on a dollar-for-dollar basis as soon as the restrictions imposed by the Central Bank on our ability to transfer ownership of the specified Argentine Government securities shall have been released on specified Argentine Government securities credited to our account in 2002 in connection with the pesification of our assets and liabilities. See "Recent Events in Argentina and the Impact on the Bank" in the Offering Memorandum. The terms of the specified Argentine Government securities are as set forth in "Description of BODEN" of the Offering Memorandum.

         Under the terms of the Program Indenture, we shall be obligated to use commercially reasonable efforts to obtain the release of the restrictions imposed by the Central Bank on our ability to transfer ownership of the specified Argentine Government securities and to communicate to the Trustee when the restrictions shall have been released from an aggregate amount of specified Argentine Government securities equal to the then aggregate outstanding amount of the Series B Notes. It is expected that upon receipt of such notice, the Trustee will commence the process of informing holders of the Series B Notes of the date of the mandatory redemption and exchange and thereafter to effect the mandatory redemption and exchange without the need of any action by the holders of the Series B Notes. At the time of the mandatory redemption and exchange, holders will be furnished with specified Argentine Government securities in an aggregate principal amount equal to the amount of the Series B Notes held by them, together with accrued but unpaid interest on the specified Argentine Government securities at the rate stated to be paid thereon (which may differ from the stated rate on the Series B Notes) from the immediately preceding interest payment date to the date of any such mandatory redemption and exchange in satisfaction of all of the rights of the holders of the Series B Notes to principal, accrued but unpaid interest and other amounts on the Series B Notes held by, or for the benefit of, such holder of Series B Notes.

         No specified Argentine Government securities will be furnished to the holders of the Series B Notes until the restrictions on our ability to transfer ownsership of a sufficient quantity of specified Argentine Government securities have been released so that all holders of Series B Notes may be furnished with their allocable portion of specified Argentine Government securities. To the extent specified Argentine Government securities become available to us prior to the Expiration Date, we may, at our discretion, exchange the Series B Notes or the amount of specified Argentine Government securities that would otherwise be delivered upon mandatory redemption and exchange of the Series B Notes as described herein for the Existing Notes validly tendered and accepted in the Offer on the Settlement Date. In addition, in the event that Argentina has defaulted on the specified Argentine Government securities prior to the date scheduled for the mandatory redemption and exchange, or publicly indicated an intention to do so, the redemption and the exchange will not proceed as aforesaid and the holders of the Series B Notes will not be furnished with specified Argentine Government securities and will retain the Series B Notes and all rights related thereto. Series B Notes that are the subject of the mandatory redemption and exchange will be cancelled. Specified Argentine Government securities furnished to the holders of the Series B Notes will not be held by the Trustee or in the manner in which the Series B Notes are held and will instead be held directly by the holders of the Series B Notes in the manner provided for under "Description of the BODEN" under the Offering Memorandum.

         Redemption of both the Series A Notes and Series B Notes for Tax
Reasons

         If at any time after the date of the issuance of the New Notes as a result of any change in, or amendment to, the laws or regulations of Argentina or of any political subdivision thereof, or of any authority therein having power to tax, or as a result of any change in the application, administration or official interpretation of such laws, regulations or rulings, including the holding of a court of competent jurisdiction, which change or amendment becomes effective after the date of issuance of the New Notes, we become obligated to pay any additional amounts ("Additional Amounts") as provided or referred to below under "-- Payments of Additional Amounts" and such obligation cannot be avoided by us taking reasonable measures available to it, then the New Notes will be redeemable as a whole (but not in part), at our option, at any time upon not less than 30 nor more than 60 days' notice to the Trustee and not less than 15 nor more than 60 days' notice to the Holders (which notice shall be irrevocable), as provided in the Program Indenture at 100% of their principal amount together with accrued interest thereon to the date fixed for redemption (the "Redemption Date"). We will also pay to the Holders on the Redemption Date any Additional Amounts which would otherwise be payable. In order to effect a redemption of the New Notes under this paragraph, we are required to deliver to the Trustee prior to the distribution of any notice of redemption pursuant to this paragraph (i) a certificate signed by two of our Directors stating that the obligation to pay such Additional Amounts cannot be avoided by us taking reasonable measures available to it and setting forth a statement of facts showing that the conditions precedent to our right to effect such redemption have occurred and (ii) an opinion of independent legal counsel of recognized standing to the effect that we have or will become obligated to pay such Additional Amounts as a result of such change or amendment. No notice of redemption may be given earlier than (90) days prior to the earliest date on which we would be obliged to pay such Additional Amounts were a payment in respect of the New Notes then due.

         Our Right to Purchase of New Notes

         We may, to the extent permitted by applicable law, at any time or from time to time purchase New Notes in the open market, on an exchange, or by tender or by private agreement at any price. All New Notes so purchased may be held for our account and may be canceled by us; provided, however, that for purposes of determining the Holders entitled to make, give or take any requests, demands, authorizations, directions, notices, consents, waivers or other action under the terms of the Program Indenture and the New Notes, any New Notes held for our account, any of our Subsidiaries (as defined below) or any other of our Affiliate (as defined below) or such Subsidiaries shall not be considered outstanding and shall not participate in making, giving or taking such action. As used herein, "Subsidiary" means any corporation of which, at the time of determination, we and/or one or more of our Subsidiaries owns or controls directly or indirectly more than 50% of the shares of voting stock; "voting stock," when used with reference to a Subsidiary, means stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such corporation provided that, for the purposes hereof, stock which carries only the right to vote conditionally on the happening of an event shall not be considered voting stock whether or not such event shall have happened. As used herein, "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified person; for the purposes of this definition, "control" when used with respect to any specified person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting notes, by contract or otherwise, and the terms "controlling" and "controlled" have the meanings correlative to the foregoing.

Payments of Additional Amounts

         Except with respect to Argentine entities, all payments in respect of the New Notes, including, without limitation, payments of principal, interest and premium, if any, will be made by us without withholding or deduction for, or on account of, any present or future taxes, duties, levies, withholdings or transfer amounts or other governmental charges of whatever nature in effect on the date of the Program Indenture or imposed or established in the future by or on behalf of Argentina or any political subdivision or authority thereof or therein having power to tax ("Argentine Taxes"), unless such withholding or deduction is required by law. In the event any such taxes or liabilities are so imposed or established, we will pay such Additional Amounts as may be necessary in order that the net amounts receivable by the Holders after any payment, withholding or deduction in respect of such tax or liability shall equal the respective amounts of principal, interest and premium, if any, which would have been receivable in respect of the New Notes in the absence of such payment, withholding or deduction; except that no such Additional Amounts will be payable with respect to any payment on any New Note to, or to a third party on behalf of, a Holder for or on account of any such Argentine Taxes that have been imposed by reason of:

         (i) the Holder or beneficial owner of a New Note being a resident of Argentina or having some present connection with Argentina other than the mere holding of such New Note or the receipt of principal, interest or premium, if any, in respect thereof; or

         (ii) the presentation by the Holder of a New Note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later except to the extent that the Holder would have been entitled to such Additional Amounts on presenting such New Note (or payment on the last date of such period of 30 days); or

         (iii) any estate, asset, inheritance, gift, sales or transfer tax or any similar tax, assessment or governmental charge; or

         (iv) any tax, duty, assessment or other governmental charge which is payable otherwise than by deduction or withholding from payments on or in respect of any New Note; or

         (v) any Argentine taxes imposed by reason of a holder's failure to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the holder or beneficial owner of such Note requested by us at least 30 days prior to the applicable Payment Date if such compliance is required by statute or regulation of Argentina or of any political subdivision or taxing authority thereof as therein as a precondition to relief or exemption from such Argentine Taxes

               (and such Argentine Taxes would not have been imposed but for such failure to comply).

         Any reference herein or in the New Notes to principal and/or interest shall be deemed also to refer to any Additional Amounts which may be payable under the undertakings described in this paragraph.

Covenants

         Under the terms of the New Notes, we will covenant and agree that as long as any of the New Notes remain outstanding:

         Negative Pledge

         We will not, and will not permit any of our Subsidiaries to, create or suffer to exist any Encumbrance (defined to mean any mortgage, pledge, lien or security interest or other charge or encumbrance including, without limitation, any equivalent created or arising under the laws of Argentina) upon or with respect to any of their present or future Property (defined to include any asset, revenue or any other property, whether tangible or intangible, real or personal, including, without limitation, any right to receive income), in each case to secure Indebtedness (as defined below) unless the New Notes are equally and ratably secured to the satisfaction of the Trustee, except:

         (i)   any Encumbrance on any Property existing on the date hereof;

         (ii) any Encumbrance on any asset securing Indebtedness incurred or assumed solely for the purpose of financing all or any part of the cost of acquiring such asset, which Encumbrance attached to such asset concurrently with or within 90 days after the acquisition thereof;

         (iii) any Encumbrance required to be created in connection with: (a) special lines of credit or advances granted to the Applicant by or through local or foreign governmental entities (including, without limitation, the Central Bank, Banco de Inversion y Comercio Exterior S.A. ("BICE"), Fondo Fiduciario de Asistencia A Entidades Financieras y de Seguros ("FFA"), Seguro de Depositos S.A. ("SEDESA"), Fondo de Liquidez Bancaria ("FLB"), and banks and export credit agencies) or international multilateral lending organizations (including, without limitation, the International Bank for Reconstruction and Development and the Inter-American Development Bank), (the "lineas especiales de credito"); or (b) rediscount loans or advances granted in response to circumstances of illiquidity by the Central Bank and by other Argentine Government entities (including, without limitation, BICE, FFA, SEDESA and FLB) (the "redescuentos" or "adelantos"), each obtained in accordance with the applicable rules and regulations of the Central Bank or such other applicable rules and regulations governing lineas especiales de credito or redescuentos or adelantos.

         (iv) any Encumbrance on any Property existing thereon at the time of acquisition of such Property and not created in connection with such acquisition;

         (v) any Encumbrance on any Property securing an extension, renewal or refunding of Indebtedness secured by an Encumbrance referred to in (i), (ii) or (iv) above provided that such new Encumbrance is limited to the Property which was subject to the prior Encumbrance immediately before such extension, renewal or refunding and provided that the principal amount of Indebtedness secured by the prior Encumbrance immediately before such extension, renewal or refunding is not increased;

         (vi) any Encumbrance in the form of a tax or other statutory lien, provided that any such lien shall be discharged within 30 days after the date it is created or arises (unless contested in good faith by us, in which case it shall be discharged within 30 days after final adjudication); or

         (vii) any other Encumbrance on our assets or any Subsidiary provided that the Indebtedness secured by such Encumbrance, together with all of our other indebtedness or any Subsidiary secured by any Encumbrance under this clause shall have an aggregate market value at the time of the creation of such Encumbrance no greater than 10% of the total assets of us and our Subsidiaries as set forth in our most recent consolidated financial statements.

         Notwithstanding the foregoing, this provision shall not prohibit us and our Subsidiaries from complying with the Central Bank's capital adequacy and other requirements.

         As used herein, the term "Indebtedness" shall mean, for any individual, corporation, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof (each a "Person"), (A) all Indebtedness of such Person for borrowed money or for the deferred purchase price of any Property or services, (B) all Indebtedness created or arising under any conditional sales (including, without limitation, Indebtedness under any such agreement which provides that the rights and remedies of the seller or lender thereunder in the event of default are limited to repossession or sale of such Property), (C) all obligations under leases which shall have been or should be, in accordance with Argentine GAAP, recorded as capitalized leases in respect of which such Person is liable as lessee, (D) all direct or indirect guaranties (including, without limitation, avales) of such Person in respect of, and all obligations (contingent or otherwise) of such Person to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, any Indebtedness referred to above in clause (A), (B) or (C) of any other Person, and (E) all Indebtedness and obligations referred to above in clause (A), (B),
(C) or (D) secured by (or for which the holder of such Indebtedness or obligation has an existing right, contingent or otherwise, to be secured by) any Encumbrance upon or in any Property of such Person, notwithstanding that such Person has not assumed or become liable for the payment of such Indebtedness or obligation; provided, however, that the term "Indebtedness" shall not include "Indebtedness incurred by us or any Subsidiary in the ordinary course of business." As used herein, the "Indebtedness incurred by us or any Subsidiary in the ordinary course of business" shall include any liability or obligation of the Applicant or any Subsidiary with respect to (1) any deposits with or funds collected by it (but not funds borrowed or raised by it), (2) any check, note, certificate of deposit, draft or bill of exchange, issued, accepted or endorsed by it in the ordinary course of its business, (3) any transaction in which it acts solely in a fiduciary or agency capacity, (4) any banker's acceptance, (5) any agreement, made by it in the ordinary course of business, to purchase or repurchase notes or loans or currency or to participate in loans, (6) letters of credit to the extent they are issued by us or any of our Subsidiary in the ordinary course of business.

         Financial Statements

         We will furnish or cause to be furnished to the Trustee, (i) as soon as available but in any event not later than 120 days after the close of each of its fiscal years, a complete copy of our report in English (an "Annual Report") unless a later date is prescribed by the Central Bank and our regulators, in which case it will be as of such later date, and (ii) as soon as available and in any event no later than 90 days unless a later date is prescribed by the Central Bank and our regulators, in which case it will be as of such later date, after the end of each of our first three quarters of each of our fiscal years, a complete copy of our report in English (a "Quarterly Report") unless a later date is prescribed by the Central Bank and our regulators, in which case it will be as of such later date, and such Annual Report and Quarterly Report shall include a balance sheet, statement of income, statement of changes in stockholders' equity and statement of cash flows for such fiscal year or quarter, as the case may be, and which, in the case of the Annual Report, will be audited by and accompanied by a report of an independent certified public accountant selected by us and, in the case of each Quarterly Report, will be subject to limited review by an independent certified public accountant selected by us.

         Notification

         We will give notice to the Trustee, as soon as possible and in any event within 10 days after we become aware or should reasonably become aware of the occurrence of any Event of Default (as defined herein) or an event that would give rise to an Event of Default upon the giving of notice or the lapse of time or both, accompanied by a certificate specifying the nature of such Event of Default or other such event, the period of existence thereof and the action that we have taken or proposes to take with respect thereto.

         Insurance

         We will, and will cause each of our Subsidiaries to, maintain insurance with financially sound, responsible and reputable insurance companies in such amounts and covering such risks as is usually carried by financial institutions engaged in similar businesses and owning and/or operating Properties similar to those owned and/or operated by us or such Subsidiary, as the case may be, in the same general areas in which we or such Subsidiary owns and/or operates its Properties.

         Maintenance of Existence

         We will, and will cause each of its Subsidiaries to (i) maintain in effect our and their corporate existence (including our authorization from the Central Bank to engage in the business of banking) and all registrations necessary therefor and (ii) take all reasonable actions to maintain all rights, privileges, and titles to Property, franchises necessary or desirable in the normal conduct of our business, activities or operations and (iii) keep all our and their Property in good working order or condition; provided, however, that this covenant shall not prohibit any transaction by us or any of our Subsidiaries otherwise permitted under "Mergers, Consolidations, Sales and Leases" and this covenant shall not require us to maintain any such right, privilege, or title to Property or franchise or to preserve the corporate existence of any Subsidiary, if our board of directors shall determine that the maintenance or preservation thereof is no longer desirable in the conduct of our business and our Subsidiaries taken as a whole, and that the loss thereof is not, and will not be, adverse in any material respect to the New Noteholders.

         Mergers, Consolidations, Sales and Leases

         We will not, and will not permit any of our Subsidiaries to, merge, consolidate or amalgamate with or into, or convey, transfer or lease our Properties and assets substantially as an entirety to, any Person, unless immediately after giving effect to such transaction (i) no Event of Default shall have occurred and be continuing, (ii) any corporation formed by any such merger, consolidation or amalgamation with us or the Person which acquires by conveyance or transfer, or which leases, our properties and assets substantially as an entirety (a "successor corporation") shall expressly assume the due and punctual payment of the principal of, premium, if any, and interest (including Additional Amounts, if any) on all the New Notes according to their terms, and the due and punctual performance of all of our covenants and obligations under the New Notes as specified herein and in the Program Indenture and (iii) our successor corporation (except in the case of leases), if any, succeeds to and becomes substituted for us with the same effect as if it had been named in the New Notes as the issuer thereof.

         Compliance with Laws and Other Agreements

         We will, and will cause each of our Subsidiaries to, comply with all applicable laws, rules, regulations, orders and directions of any governmental agency (as defined in the Program Indenture) having jurisdiction over it or its business and all covenants and other obligations contained in any agreements to which we or any such Subsidiary is a party, except where the failure to so comply would not have a material adverse effect on the condition, financial or otherwise, or on our earnings, operations, business affairs or business prospects and those of our Subsidiaries taken as a whole.

         Maintenance of Books and Records

         We will, and will cause each of our Subsidiaries to, maintain books, accounts and records in accordance with Argentine GAAP and the accounting standards of the Central Bank.

         Further Assurances

         We will, at our own cost and expense, execute and deliver to the Trustee all such other documents, instruments and agreements and do all such other acts and things as may be reasonably required, in the opinion of the Trustee, to enable the Trustee to exercise and enforce its rights pursuant to the Program Indenture under the Program and under the documents, instruments and agreements required under the Program Indenture and to carry at the intent of the Program Indenture.

         Other

         We may make tender offers, exchange offers or other purchases for the Series A and/or Series B Notes to some but not other holders, including if extending such offer to holders residing in any particular jurisdiction would

Contingent Interest Coupon Certificates

         General. Each $1.00 original principal amount of Series A Notes (but not the Series B Notes) will be issued with an immediately detachable CICC that will be able to be traded separately from the Series A Notes. The CICC will be issued under the Program and pursuant to the Program Indenture under which the Series A Notes will be issued.

         The CICCs are being issued as part of the Series A Notes as additional contingent interest and will detach from the Series A Notes automatically following issuance without any action on the part of the holders thereof. The CICCs will represent only a contingent right of the holder to receive a cash payment in US dollars determined in accordance with the formula set forth below that is based on our yearly earnings and net worth for each of the fiscal years 2003 through and including 2009, subject to satisfaction of specified conditions. Our obligation under the CICCs will not have any principal, fixed or certain amount and the claim of the holders of the CICCs will constitute an unsecured unsubordinated contingent claim against us for amounts, if any, payable to the CICC holders as such amounts accrue under the terms of the formula described herein. The CICCs will have no covenants or events of default or rights of acceleration associated therewith other than the obligation to make the specific payment, if any, if provided the conditions to such payment are satisfied.

         As with payments of principal or interest on the Series A Notes generally, the Trustee and the Paying Agent for the Series A Notes will act on behalf of the holders from time to time of the CICCs for purposes of making the contingent payments, if any, contemplated herein.

         Notional Amount and Adjusted Notional Amount. The CICCs will be issued to each holder that elects to receive Series A Notes in the Exchange Offer with a notional amount equal to the principal amount of the Series A Notes to be issued to such holder in the Exchange Offer (the "Notional Amount"). The Notional Amount will be adjusted throughout the term of the CICCs by a factor for each fiscal year set forth in the following schedule:

                      Fiscal Year                      Factor
                      2003 through 2006 ............   1.000
                      2007 .........................   0.750
                      2008 .........................   0.500
                      2009 .........................   0.250

         The amount obtained by multiplying the Notional Amount by the Factor set forth above is the "Adjusted Notional Amount." The CICC will not entitle the holder thereof to payment of the Notional Amount or the Adjusted Notional Amount. Amounts due on or in respect of the CICCs will, however, be determined solely by applying the formula described below to the Adjusted Notional Amount.

         Timing of Payments (if any). Payments on the CICC, if any, will be determined annually following the delivery by us to the Trustee of our audited consolidated financial statements for the prior fiscal year. Subject to the rules and requirements of the Central Bank, we expect that such financial statements will be prepared and publicly released on March of each year and, assuming this to be the case, payments (if any) on the CICCs will be made on or about April 30 of each year starting on April 30, 2004 through April 30, 2010 (with respect to the fiscal years 2003 through and including 2009) and in any event no later than 30 days after our audited consolidated financial statements have been publicly released by us (each, a "CICC Payment Date"). No later than 30 days after our audited consolidated financial statements are publicly released, our independent auditors will be required to certify to the Trustee whether, and if so the amount of any payment, we are required to make under the CICC for such fiscal year. In the event that we change our fiscal year in the future, payment dates and calculations under the CICC will be adjusted to reflect such change.

         Amount of Payment (if any). Under the terms of the CICC, no payment for any fiscal year covered by the CICC will be made unless, for the relevant fiscal year (i) our shareholders' equity under Argentine Banking GAAP as set forth in our audited consolidated financial statements at the end of each calendar year (excluding any capital contributions made after the date of issuance of the CICCs adjusted to reflect inflation in accordance with Argentine Banking GAAP to the end of such calendar year and measured in U.S. dollars at the Exchange Rate (as defined below) on the last business day of the relevant fiscal year) exceeds US$500 million and (ii) the Return on Equity, or ROE (as defined below), exceeds 8%. Assuming that the foregoing preconditions are satisfied, we shall be obligated to make a payment in respect of the CICCs, on a pro rata basis, determined by multiplying the Adjusted Notional Amount by a percentage amount (the "CICC Coupon"), which shall be equal to the lesser of:

         (i)   6%; or

         (ii) an amount, expressed as a percentage, equal to 25% of the amount obtained by taking ROE for the relevant fiscal year and subtracting 8% and multiplying the resulting percentage obtained therefrom by Net Worth (as defined below) and dividing the result by US$250,000,000.

         For purpose of the foregoing:

         (i) "Net Worth" means for any fiscal year our stockholders' equity as reflected on our annual consolidated audited financial statements prepared in accordance with Argentine Banking GAAP for such fiscal year as converted into US dollars based on the Exchange Rate on the last business day of the relevant fiscal year.

         (ii) "ROE" is an amount, expressed as a percentage of our Net Worth, equal to our Net Income for the prior fiscal year divided by Net Worth minus Net Income for such fiscal year.

         (iii) "Net Income" means for any fiscal year the amount of our net income after taxes as reflected on our audited consolidated financial statements prepared in accordance with Argentine Banking GAAP for such fiscal year as converted into US dollars based on the Exchange Rate on the last day of the relevant fiscal year.

         (iv) "Exchange Rate" means, for any date with respect to Argentine pesos to be converted into US dollars, the rate for the purchase of US dollars with Argentine pesos (or any other legal tender of Argentina for such date) determined in accordance with the "CME/EMTA

               ARS Industry Survey Rate" which is published on the Reuters Screen EMTA page, the EMTA website (www.emta.org) and/or the CME website (www.cme.com) by approximately 1:00 p.m. Buenos Aires time, on such date; provided, however, that in the event no such rate is quoted for such date, the Exchange Rate shall be determined by reference to the rate for the purchase of US dollars with Argentine pesos (or any other legal tender of Argentina for such date) quoted by Reuters page "ARSIB-" at approximately 3:00 p.m., Buenos Aires time on such date.

         Pesos amounts used in calculating the CICC Coupon will be converted into US dollars by reference to the Exchange Rate on the last calendar day of the relevant fiscal year for which the calculation is to be made and shall be payable as provided above.

         Other. Payments, if any, in respect of the CICCs will be made consistent with the manner in which payments are made with respect to payments of principal, interest or other amounts on or with respect to the Series A Notes, including the provisions with respect to the payment of Additional Amounts. Payments, if any, on the CICCs will be subject to the same possibility of limitations or restrictions imposed by, and need for authorizations or approval from, the Central Bank as apply to payments of principal, interest and other amounts on the Series A Notes. See "- Additional Amounts." The Paying Agent will deliver or cause to be delivered to holders of the CICCs any payments received from us to which such holders are entitled under the Program and related indenture. In addition, the CICCs are redeemable at our option (without regard to any redemptions of Series A Notes or the Series B Notes) in the event that we become obligated to pay additional amounts in respect of, among other things, Argentine withholding taxes as a result of a change in Argentine tax law or regulation or in its interpretation after the Issue Date at a redemption price equal to 5% of the then prevailing Adjusted Notional Amount. See "-- Redemption and Purchase Provisions -- Redemption for Tax Reasons."

         Amendments. The CICCs and the provisions of the Program Indenture related thereto may not be amended without the consent of the holders of the CICC in the manner provided in the Program Indenture, regardless of whether the Series A Notes are outstanding.

         Form and Denomination. The CICC are to be issued in global form as a coupon attached to the form of Global Series A Notes, as described above under "Form, Denomination and Registration; Book Entry System." The CICC will have a separate Common Code and ISN that is different from that for the Series A Notes to which they are attached. No service charge will be made for registration of transfer or exchange upon surrender of any CICC at the office at the Trustee maintained for that purpose.

Events of Default

         As long as any of the New Notes remain outstanding, if any of the following events (each, an "Event of Default") shall occur and be continuing:

              (i) default by us in the payment of any principal due on the New Notes; or

              (ii) default by us in the payment of any interest, any premium, or any Additional Amounts due on any New Note and such default continues for a period of 30 business days; or

              (iii) default by us or any of our Subsidiaries in the performance or observance of any term, covenant or obligation described herein under "Mergers, Consolidations, Sales and Leases"; or

              (iv) default in the performance or observance of any other term, covenant or obligation of the Applicant or any of our Subsidiaries in the New Notes or the Program Indenture, not otherwise expressly defined as an Event of Default in (i), (ii) or (iii) above, for a period of more than 30 days after there has been given, by registered or certified mail, to us by the Trustee, or to us and the Trustee by any New Noteholder, a written notice specifying such default or breach and requiring it to be remedied; or

              (v) we or any of our Subsidiaries shall (A) default in the payment of the principal of, premium or prepayment charge (if any) or interest on, any note, bond, coupon or other instrument evidencing Indebtedness for money borrowed or raised in an amount of US$20 million or more, other than the Existing Notes, issued, assumed or guaranteed by us, when and as the same shall become due and payable, if such default shall continue for more than the period of grace, if any, originally applicable thereto and the time for payment of such amount has not been effectively extended; provided, however, that in the case of any such Indebtedness constituting interbank loans of up to seven days, any such default must continue for a minimum of 15 days beyond the time payment thereof was originally due before the default in the payment of any amount in respect thereof shall constitute an Event of Default hereunder, or (B) default in the observance of any other terms and conditions relating to any such Indebtedness for money borrowed or raised, if the effect of such default is to cause such Indebtedness to become due prior to its stated maturity; or

              (vi) any government or governmental authority shall have condemned, nationalized, seized, or otherwise expropriated all or any substantial part of our property or other assets, or of any Significant Subsidiary (defined to mean any of our Subsidiaries which is material to the condition, financial or otherwise, or to our earnings, operations, business affairs or business prospects and those of our Subsidiaries taken as a whole) or our share capital or of any such Significant Subsidiary, or shall have assumed custody or control of such property or other assets or of our business or operations or of any such Significant Subsidiary, or shall have taken any action for our dissolution or disestablishment or any such Significant Subsidiary or any action that would prevent us or any such Significant Subsidiary or our officers from carrying on their business or operations or a substantial part thereof for a period of longer than 90 days and the result of any such action shall materially prejudice our ability to perform our obligations under the New Notes; or

              (vii) it becomes unlawful for us to perform any of our obligations under the Program Indenture or the New Notes, or any of our obligations thereunder ceases to be valid, binding or enforceable; or

              (viii) the Program Indenture for any reason ceases to be in full force and effect in accordance with its terms or the binding effect or enforceability thereof shall be contested by us, or we shall deny that we have any further liability or obligation thereunder or in respect thereof; or

              (ix) a resolution is passed or adopted by our directors or stockholders or by the Central Bank, or a judgment of a court of competent jurisdiction is made, that we be wound up or dissolved other than for the purposes of or pursuant to a merger, consolidation or amalgamation (within the meaning of these words under the law of Argentina) otherwise permitted under and in accordance with the terms under "Mergers, Consolidation, Sales and Leases" and any winding up, dissolution or liquidation proceedings resulting from the taking of such corporate action remains undismissed for 30 days; or

              (x) an attachment, execution, seizure before judgment or other legal process is levied or enforced upon any part of our property or of any of our Subsidiaries which property is material to the condition, financial or otherwise, or to our earnings, operations, business affairs or business prospects and those of our Subsidiaries taken as a whole and (A) such attachment, execution, seizure before judgment or other legal process is not discharged within 60 days thereof or (B) if such attachment, execution, seizure before judgment or other legal process shall not have been discharged within such 60-day period, we or such Subsidiary, as the case may be, shall not have within such 60-day period contested such attachment, execution, seizure before judgment or other legal process in good faith by appropriate proceedings upon stay of execution of the enforcement thereof or upon posting a bond in connection therewith; provided, however, that in no event shall the grace period provided by subclause (B) of this subparagraph extend beyond the 90th day after the initiation of such proceedings; or

              (xi) (a) a court having jurisdiction enters a decree or order for
         (i) relief in respect of us or any Significant Subsidiary in an involuntary case under Argentine Law No. 21,526, as amended, Argentine Law No. 24, 522 or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect or, (ii) appointment of an administrator, receiver, Trustee or intervenor for us or any Significant Subsidiary for all or substantially all of our property or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days, or (b) the Central Bank (i) initiates a proceeding under Article 34 of Argentine Law No. 21,526, as amended, requesting we submit a plan under such Article, or (ii) orders a temporary, total or partial suspension of our activities pursuant to Article 49 of the charter of the Central Bank; or

              (xii) we or any Significant Subsidiary (i) commence a voluntary case under Argentine Law No. 21,526, as amended, Argentine Law No. 24,522 or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) consents to the appointment of or taking possession by an administrator, receiver, Trustee or intervenor for us or any Significant Subsidiary for all or substantially all of our Property or any Significant Subsidiary, or (iii) effects any general assignment for the benefit of creditors; or

              (xiii) a moratorium is agreed or declared in respect of any of our Indebtedness, or of any Significant Subsidiary, or any Governmental Agency condemns, seizes, compulsorily purchases or expropriates 5% or more of our assets and those of our Subsidiaries considered as one enterprise; or

              (xiv) any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in subparagraph (xi) or (xii) above;

then, if such an Event of Default (other than an Event of Default of the type described in subparagraphs (xi) or (xii) above) shall occur and be continuing, then either the Trustee or the holders of at least 25% in aggregate principal amount of New Notes may by written notice to us, and, in the case of holders of New Notes, to the Trustee, declare the principal amount of the relevant series of New Notes to be due and payable immediately, and if an Event of Default described in clause (xi) or (xii) above shall occur, the principal of, premium and Additional Amounts, if any, and any accrued interest on the outstanding New Notes of each series shall become immediately due and payable without the need of any notice to us or the New Noteholders, as the case may be; provided, however, that after any such acceleration, the holders of 66 2/3% in aggregate principal amount of New Notes at the time outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided herein and in the Program Indenture. For information as to waiver of defaults, see "-- Meetings of New Noteholders" and "-- Modification, Waiver and Amendments."

         The foregoing provisions shall be without prejudice to the rights of each individual holder to initiate an action against us for the payment of any principal, premium and Additional Amounts, if any, and any interest past due on the New Notes, as the case may be, as established by the Negotiable Obligations Law as amended.

Notices

         We are required to give notice to the Trustee of any event which requires notice to be given to the New Noteholders in sufficient time for the Trustee to provide such notice to the New Noteholders in the manner provided herein. All notices regarding the New Notes will be given by the Trustee.

         All notices regarding the New Notes will be deemed to have been duly given upon the mailing by United States first class mail, postage prepaid, of such notices to each New Noteholder at the address of such holder as it appears in the Note Register, in each case not earlier than the earliest date and not later than the latest date prescribed in the Program Indenture for the giving of such notice and, while there are holders domiciled in Argentina, published in a general newspaper having general circulation in Argentina (which is expected to be La Nacion) and in the Official Gazette of Argentina to the extent required by law. Any notice so mailed shall be deemed to have been given on the date of such mailing.

Defeasance or Covenant Defeasance of Indenture

         We may, at our option by Board Resolution and at any time, terminate our obligations with respect to the outstanding New Notes. Such action means that we shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding New Notes (hereinafter, "defeasance"), except for
(i) the rights of New Noteholders of outstanding New Notes to receive payment in respect of the principal of, and premium, if any, and interest on such New Notes when such payments are due, (ii) our obligations to issue temporary New Notes, register the transfer or exchange of any New Notes, replace mutilated, destroyed, lost or stolen New Notes and maintain an office or agency for payments in respect of the New Notes, (iii) the rights, powers, trusts, duties and immunities of the Trustee and (iv) the defeasance provisions of the Indenture. In addition, we may, at our option and at any time, elect to terminate our obligations with respect to certain covenants set forth herein, as described under " -- Certain Covenants" above, and any omission to comply with such obligations shall not thereafter constitute a Default or an Event of Default with respect to the New Notes (hereinafter, "covenant defeasance").

         In order to exercise the options above, (i) we must irrevocably deposit with the Trustee, in trust, for the benefit of the New Noteholders, cash in United States dollars, United States government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, and premium, if any, and interest to redemption or maturity on the outstanding New Notes; (ii) we shall have delivered to the Trustee an opinion of counsel to the effect that the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws);
(iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or will occur as a result of such deposit and such deposit (and the related defeasance or covenant defeasance) will not result in a breach or violation of, or constitute a default under, any instrument to which we are a party or by which either is bound; (iv) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any of our notes; (v) we shall have delivered to the Trustee, subject to certain exceptions set forth in the Indenture, an opinion of counsel to the effect that after the 91st day (or with respect to any trust funds for the benefit of any Person who may be deemed an "insider" for purposes of Title 11 of the United States Code, after one year) following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vi) we have delivered to the Trustee an opinion of counsel to the effect that the exercise of our option described above will not result in us or any of the Trustee or the trust created by our deposit of funds in connection with the exercise of its option described above becoming or being deemed to be an "investment company" under the United States Investment Company Act of 1940, as amended; (vii) we have paid or duly provided for payment of all amounts then due to the Trustee; (viii) we shall have delivered to the Trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with and that no violations under instruments or agreements governing any other outstanding Indebtedness would result.

Reports to New Noteholders and the Trustee

         The Trustee shall transmit to New Noteholders such information, documents and reports, and such summaries thereof, concerning the Trustee and its actions under the Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto. A copy of each such report shall, at the time of such transmission to New Noteholders, be filed by the Trustee with any stock exchange upon which such New Notes are listed, with the Commission and (except with respect to reports received from us) with us. We will notify the Trustee when any New Notes are listed on any stock exchange.

Meetings of New Noteholders

         We and/or the Trustee shall, upon the request of holders holding at least 5% in aggregate principal amount of each series of New Notes at the time outstanding, or we or the Trustee at its discretion, may, call a meeting of holders of each series of New Notes at any time and from time to time, to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by the relevant series of New Notes to be made, given or taken by the New Noteholders, including the modification of any of these conditions. The meetings will be held in Buenos Aires; provided, however, that we or the Trustee may determine to hold any such meetings simultaneously in New York or London. In any case, meetings shall be held at such time and at such place in any such city as we or the Trustee shall determine. Any resolution passed at a meeting convened in London or New York shall be binding on all New Noteholders (whether present or not at such meeting), only upon ratification by a meeting of such New Noteholders held in Buenos Aires in accordance with the Negotiable Obligations Law. The Program Indenture contains provisions for holders of each series of New Notes present or represented at such meetings convened in London or New York to appoint representatives at such meetings in Buenos Aires. As described above, any resolution duly passed will be binding on all holders (whether or not they were present at the meeting at which such resolution was passed). If a meeting is being held pursuant to a request of holders of New Notes, the agenda for the meeting shall be as determined in the request, and such meeting shall be convened within 40 days from the date such request is received by the Trustee or by us, as the case may be. Notice of any meeting of holders (which shall include the date, place and time of the meeting, the agenda therefor and the requirements to attend) shall be given not less than 10 days nor more than 30 days prior to the date fixed for the meeting in the Official Gazette of Argentina and also in the manner provided above under "Notices" and any publication thereof shall be for five consecutive business days in each place of publication.

Modification, Waiver and Amendments

         Decisions with respect to New Notes at the relevant series shall be made by the affirmative vote of the holders of 66 2/3% in aggregate principal amount of the New Notes at the relevant series of time outstanding present or represented at a meeting of such holders at which a quorum is present; provided, however, that the unanimous consent or the unanimous affirmative vote of the holders of each affected Series of New Notes shall be required to adopt a valid decision on: (i) changing the stated maturity of the principal of or any installment of interest on such New Note; (ii) reducing or canceling the principal amount of or interest on or Additional Amounts payable with respect to such New Note; or (iii) reducing the percentage in principal amount of outstanding New Notes the consent of the New Noteholders of which is required for the adoption of a resolution or the quorum required at any meeting of New Noteholders at which a resolution is adopted or the percentage in principal amount of outstanding such New Notes, the New Noteholders of which are entitled to request the calling of a meeting. For these purposes, New Notes known to a Responsible Officer of the Trustee to be held for our account, or any other of our Affiliates or Subsidiaries shall not be considered outstanding. The quorum at any meeting called to adopt a resolution will be persons holding or representing 60% in aggregate principal amount of such New Notes at the time outstanding; provided, however, that at any such reconvened meeting adjourned for lack of the requisite quorum, the quorum will be persons holding or representing 30% in aggregate principal amount of such New Notes at the time outstanding. Except as provided above, any modifications, amendments or waivers to the terms and conditions of such New Notes will be conclusive and binding on all New Noteholders, whether or not they have given such consent or were present at any meeting, and whether or not notation of such modifications, amendments or waivers is made upon such New Notes if duly passed at a meeting convened and held in accordance with the provisions of the Negotiable Obligations Law.

         For purposes of any meeting of the New Noteholders, each US$1.00 of face value of the New Notes at the relevant series will entitle the New Noteholder to one vote. Notes known to a Responsible Officer of the Trustee to be held for our account or any person directly or indirectly controlling or controlled by or under common control with us will not be considered outstanding and such New Noteholder(s) will not participate in taking any actions under the terms of such New Notes.

Satisfaction and Discharge of Program Indenture

         The Program Indenture will upon our request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of New Notes herein expressly provided for), and the Trustee, at our expense, will execute proper instruments acknowledging satisfaction and discharge of this Program Indenture, when (1) either (a) all New Notes theretofore authenticated and delivered (other than (i) New Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided under the Program Indenture and (ii) New Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust, as provided under the Program Indenture) have been delivered to the Trustee for cancellation; or (b) all such New Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their stated maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice or redemption by the Trustee in the name, and at our expense, and we, in the case of (i), (ii) or (iii) above, have irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust for the purpose of an amount sufficient to pay and discharge the entire Indebtedness on such New Notes not theretofore delivered to the Trustee for cancellation, for principal, premium and Additional Amounts, if any, and interest to the date of such deposit (in the case of New Notes which have become due and payable) or to the stated maturity or redemption date, as the case may be; (2) we have paid or caused to be paid all other sums payable under the Program Indenture; and (3) we have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided in the Program Indenture for relating to the satisfaction and discharge of the Program Indenture have been complied with.

         Notwithstanding the satisfaction and discharge of the Program Indenture, our obligations and those of the Trustee with respect to compensation and reimbursement, our obligations to any authenticating agent, registrar, co-registrar, paying agent or transfer agent under the Program Indenture and, if money shall have been deposited with the Trustee pursuant to subclause (b) of clause (1) above, the obligations of the Trustee with respect to the application of trust money under the Program Indenture shall survive.

Governing Law and Enforceability

         The Negotiable Obligations Law governs the requirements for the New Notes to qualify as obligaciones negociables thereunder, while such law, together with Argentine Law No. 19,550, as amended, and other applicable Argentine laws and regulations, govern our capacity and corporate authorizations to execute and deliver the New Notes and the authorization of the CNV for the establishment of the Program and the public offering of the New Notes in Argentina. As to all other matters, the Program Indenture and the New Notes are governed by, and shall be construed in accordance with, the law of the State of New York, United States of America.

Consent to Service of Process; Jurisdiction

         We have submitted to the jurisdiction of the United States District Court for the Southern District of New York, the Supreme Court of the State of New York, New York County, and any appellate court from either thereof for purposes of any legal suit, action or proceeding against it arising out of or related to the Program Indenture, the Exchange Agency Agreement or the New Notes. We will appoint CT Corporation System, with offices at 111 Eight Avenue, New York, New York 10011, as our authorized agent upon which process may be served in any such suit, action or proceeding.

Proscription

         Claims against us for the payment of principal or interest in respect of the New Notes will be proscribed unless made within three years of the due payment of such principal or interest.

Currency Indemnity

         The dollar is the sole currency of account and payment for all sums payable by us under or in connection with the New Notes, including damages. Any amount received or recovered in currency other than dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in our winding up or dissolution or otherwise) by any New Noteholder in respect of any sum expressed to be due to it from us shall only constitute our discharge to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any New Note, we shall indemnify such recipient against any loss sustained by it as a result. In any event, we shall indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the New Noteholder to certify in satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from our other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any New Noteholder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any New Note or any other judgment or order.